SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Commission File Number 333-43770

(Check One) [ ] Form 10-K and Form 10-KSB		[ ] Form 11-K
[ ] Form 20-F		[X] Form 10-Q and Form 10-QSB	[ ] Form N-SAR

For period ended: March 31, 2003
[ ] Transition Report on Form 10-K and Form 10-KSB			[ ] Transition Report on Form 10-Q and Form 10-QSB
[ ] Transition Report on Form 20-F [ ] Transition Report on Form 11-K			[ ] Transition Report on Form N-SAR
For the transition period ended: N/A
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: N/A
PART I REGISTRANT INFORMATION
SLS INTERNATIONAL, INC. (Full name of registrant) N/A
(Former name if applicable)
3119 South Scenic, Springfield, MO 65807
(Address of principal executive office)
PART II RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate.)

[ ]	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
[ ]	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, 10-KSB 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ]	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
PART III NARRATIVE

As a result of personnel changes in our bookkeeping department and recent problems with our financial software system, as well as the discovery of items that need to be restated and reclassified in connection with the audit of our 2002 financial statements, we are still in the process of completing our Form 10-KSB for the year ended December 31, 2002 and amending our Form 10-QSB filings in the year 2002.  Until completion of those filings, we will be unable to complete the filing of our Form 10-QSB for the quarter ended March 31, 2003.

PART IV OTHER INFORMATION
(1) Name and telephone number of person to contact in regard to this notification.
John M. Gott		(417)	883-4549
(Name)		(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

[ ] Yes [X] No Form 10-KSB for the year ended December 31, 2002 has not been filed.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[ ] Yes [X] No

If so:  attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

N/A

SLS INTERNATIONAL, INC.

(Name of Registrant as Specified in Charter)
has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.
Date: May 14, 2003		By: /s/ John M. Gott
Name: John M. Gott Title: President, Chief Executive Officer, Chief Financial Officer and Director